

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 24, 2023

Murray Bailey
Chief Executive Officer and President
EESTech, Inc.
Suite 417, 241 Adelaide Street
Brisbane, 4000, Australia

   **Re:  EESTech, Inc.**
     **Registration Statement on Form 10-12G**
     **Filed February 14, 2023**
     **File No. 000-32863**

Dear Murray Bailey :

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed February 14, 2023

Description of Business, page 3
EESTech Customers/Prospects -Samancor, page 11
Project Revenue, page 14

1. We note you disclosed on page 15 that in Stage 2, if the chrome concentrate WRAM-ROX processed in the Reclamation Facility is smelted in EESTech's IRF to ferrochrome metal that meets Samancor's upgrade specifications, EESTech will sell the product to Samancor at a pre-determined discount to the spot market price, and that the pre-determined discount under the terms of the Samancor Agreement varies based upon the spot market price, but contains a minimum price to EESTech at or below a floor for spot market price of approximately US$1,200 per ton.

Please clarify where in your February 21, 2019 Ferrochrome Recovery from Slag Agreement with Samancor Chrome Limited (Samancor Agreement) the $1,200 floor price is specified or established. Referencing the Samancor Agreement Schedule 2A – Reclaimed Ferrochrome (FeCr) Wholesale Price Structure, we note that the lowest price (Level 1), on a per pound basis converted to ton, is below $1,200 per ton.

Please revise your disclosure to correct the floor price as appropriate, describe more clearly how the minimum price to EESTech is determined based on the contractual terms of the Samancor Agreement and clarify what you mean by "at or below" a floor price which does not appear to establish a minimum price.

<u>Financial Statements</u>
<u>General, page F-1</u>

2. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Mittelman